February 25, 2005
Mail Stop 0510

Via U.S. mail and facsimile to (604) 685-7084

Mr. D. Barry Lee, President
Red Sky Resources Inc.
Suite 2410, 650 West Georgia Street, PO Box 11524
Vancouver, British Columbia
Canada, V6B 4N7

	Re:	Red Sky Resources Inc.
      Forms SB-2, filed January 28, 2005
      File No. 333-122377

Dear Mr. Lee:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. State your intention to have your common stock quoted on the OTC
Bulletin Board.

Prospectus Summary, page 5

2. We note your risk factor that you do not have clear title to the claims. Please disclose in this section that the property has not been surveyed and, therefore, you do not have clear title.
3. It appears that if you do not find gold or copper by October
2005,
you have no specific business plan or purpose. Please provide us supplementally an analysis as to whether you believe the company is a blank check company.

4. Please provide disclosure regarding the following:

* your business plans after October 2005,
* how long you expect to search for gold or copper, and
* what you will do if you do not find gold or copper.

   We may have further comments after we review your responses.

5. Disclose whether you intend to engage in a merger or acquisition within the next 12 months. Disclose whether you intend to engage in any transactions with Banks Energy Inc. or its affiliates.

Selling Shareholders, page 13

6. Please provide us the names of the private placement agent(s) and others who were involved in placing the shares with the selling shareholders.

7. Describe the facts under which the shareholders were solicited, including:

* How they were identified,
* Identify the class of persons, and
* Who identified these persons.

8. Describe all relationships between the promoters or others involved in the private placement and the selling shareholders. We note, for example, that D. Barry Lee is affiliated with Steven Bruk at Banks Energy. Also disclose whether the selling shareholders are family members of persons affiliated with D. Barry Lee. For example, are Christine and Robert Cooper related to Christopher Cooper? We may have further comments after we review your responses.

Plan of Distribution, page 18

9. Please disclose whether any selling stockholder had an agreement or understanding, directly or indirectly, with any person to resell the securities.






Description of Business, page 25
Acquisition of the Alaska Mineral Claims, page 26

10. Please clarify whether William Ellis completed the staking or whether it was Alaska Earth Resources. Provide a consent from Alaska
Earth Resources, Inc. to use their name in this section and file it as an exhibit.

11. File as exhibits the William Ellis geological reports.

Prior Exploration of Our Mineral Claims, page 29

12. Please explain in plain English the significance of the US
Geological Survey and that there is no regional geochemistry in the area.

Phase Two, page 30

13. Please explain what results you consider "significantly positive" to enable you to obtain financing to proceed with the next phase.

Certain Relationships and Related Transactions, page 35

14. Please state the names of your promoters. See Item 404 of Regulation S-B.

Signatures

15. Please indicate that D. Barry Lee is also signing in his capacity as principal accounting officer.

Exhibit 5.1 - Legal Opinion

16. Revise the first sentence of the second paragraph to reflect that you have read the registration statement and all amendments.

17. Delete the last sentence of the third paragraph.

18. In paragraph (i), please delete the last sentence.

19. In paragraph (ii), you cannot assume that the officers signing the certificates have the legal authority to do so. Please revise.

20. Either delete paragraph (v) or refile an opinion on the day you want the registration statement to go effective.

21. Please consent to the reference of counsel`s name in all applicable sections of the prospectus.
Exhibit 23.2 - Consent of Geologist

22. Please revise the consent to include both geological reports and references to Mr. Ellis` name in all applicable sections of the prospectus.

Closing Comments

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions to Brigitte Lippmann, Staff Attorney at
(202) 942-0755 or me at (202) 942-2864.

Sincerely,



Jennifer Hardy
Branch Chief


cc:	Michael H. Taylor, Esq.
	Lang Michener LLP
	1500 Royal Centre, 1055 West Georgia Street
	Vancouver, British Columbia V6E 4N7

??

??

??

??

Mr. D. Barry Lee
Red Sky Resources Inc.
February 25, 2005
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE